UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35048 / November 14, 2023

In the Matter of:

Brookfield Infrastructure Income Fund, Inc.
Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023

812-15426

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Brookfield Infrastructure Income Fund, Inc. and Brookfield Asset Management Private
Institutional Capital Adviser (Canada), L.P. filed an application on January 20, 2023, and
amendments to the application on June 23, 2023, September 21, 2023, and October 11, 2023,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, and pursuant to section 17(d) of
the Act and rule 17d-1 under the Act. The order permits certain registered closed-end
management investment companies to issue multiple classes of shares of beneficial interest with
varying sales loads and to impose early withdrawal charges and asset-based distribution and/or
service fees.

On October 18, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 35033). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the investment company's proposed institution of asset-based distribution
and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will
not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Brookfield Infrastructure Income Fund, Inc. and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (File No. 812-15426):

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.